September 19, 2011

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                                         Atkore International Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 12, 2011
File No. 333-174689

Dear Ms. Long:

This letter sets forth the responses of Atkore International Holdings Inc. (the “Registrant”) to the comments contained in your letter, dated August 31, 2011, relating to Amendment No. 1 to the Registration Statement on Form S-4 File No. 333-174689, filed on August 12, 2011 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement.  Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on August 12, 2011.  Page references in the responses below are to Amendment No. 2.

General

1.                                       Please be advised that we are continuing to review your responses to prior comments 15 and 44 in our letter dated June 30, 2011.

Based on telephonic advice from the Staff on September 14, 2011, we understand that the Staff has completed its review and has no further comments on the Company’s responses to prior comments 15 and 44 from the Staff’s letter dated June 30, 2011.

Facing Page

2.                                       We note that the facing page identifies Atkore International Holdings Inc. as the primary issuer, but it appears from the fee table and other disclosures in the prospectus that Atkore International Holdings Inc. is a guarantor.  We also note your disclosure in the table of additional registrants and throughout the prospectus, which identifies Atkore International, Inc. as the note issuer.  Please revise your registration statement to include Atkore International, Inc. on the facing page.

In response to the Staff’s comment, the Registrant has included Atkore International, Inc. on the facing page of Amendment No. 2.

Prospectus cover page

3.                                       We note your response to prior comment one in our letter dated June 30, 2011.  Please revise your disclosure in the prospectus to explain the significance of the fact that the guarantee of Atkore International Holdings Inc. is separate from, and not joint and several with, the other guarantees.  For example, and not by limitation, explain how it may impact the noteholders’ ability to seek repayment from the guarantors in the event of a company default.

In response to the Staff’s comment, the Registrant has revised its disclosure on the prospectus cover page and on page 12.

The Transactions, page 5

4.                                       Please briefly explain who Atkore International Group Inc. (“Atkore Group”) is in relationship to the issuer, Atkore International, Inc. We note that this information is available on the following page in the corporate structure diagram, but it would be helpful to understanding the Transactions if this were clarified in this discussion.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 5.

5.                                       Please include a bullet that explains what happened to TEMP in the transactions.  We note disclosure elsewhere that refers to “our acquisition of TEMP in connection with the Transactions”, but the information you have provided here focuses mainly on the sale of a 51% interest in Atkore Group to CD&R without reference to any transaction involving TEMP.  Please also clarify, here or in the corporate structure diagram, why CD&R is shown as having a 52.2% interest in Atkore Group as of July 31, 2011.

In response to the Staff’s comment regarding TEMP, the Registrant has revised its disclosure on page 5.  In response to the Staff’s comment regarding CD&R’s 52.2% interest, the Registrant has revised its disclosure on page 6.

Unaudited Pro Forma Condensed Financial Data, page 56

6.                                       We note your response to prior comment 17 in our letter dated June 30, 2011.  Please disclose here, and in note 2 on page F-54, that you do not expect material changes as a result of the finalization of your purchase price allocation, as stated in your response letter.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 56 and 57 and in Note 2, Acquisitions, on page F-56.

7.                                       Please clarify why note (a) on page 59 includes a pro forma adjustment that increases depreciation expense by $2 million and note (a) on page 61 includes a pro forma adjustment that decreases depreciation expense by $2 million.  Also, please revise notes (b) on pages 59 and 61 to separately disclose the pro forma adjustments related to depreciation expense and amortization expense.

In response to the Staff’s comment, the Registrant has revised note (b) on pages 59 and 61 to separately disclose the pro forma adjustments related to depreciation expense and amortization expense.

Note (a) on page 59 includes a pro forma adjustment that increases depreciation expense by $2 million for the Predecessor period from September 25, 2010 through December 22, 2010 to include the additional depreciation expense resulting from the preliminary fair value allocations and the revised useful lives assigned to property and equipment.

Note (a) on page 61 includes a pro forma adjustment that decreases depreciation expense by $2 million for fiscal 2010 to include the reduction of depreciation expense resulting from the preliminary fair value allocations and the revised useful lives assigned to property and equipment.  Historical fiscal 2010 depreciation included accelerated depreciation expense for the expansion of certain facilities that were completed in fiscal year 2010.  As a result, historical fiscal 2010 depreciation expense was higher than the calculated depreciation expense using the preliminary fair value allocations and the revised useful lives assigned to property and equipment.

8.                                       Refer to note (b) on page 59.  Please reconcile the amount of transaction fees you exclude from the pro forma financial statements with the amount of fees you expensed as disclosed on page 54.

In response to the Staff’s comment, the Registrant advises the Staff that the amount disclosed on page 54 only refers to the transaction fees paid to CD&R, or $6 million.  The amount of transaction costs disclosed on page 59, note (b)4., or $16 million, includes all transaction costs incurred as a result of the business acquisition.  The $16 million of transaction costs includes the CD&R fees of $6 million and an additional $10 million of transaction costs and fees incurred, including legal and accounting costs.

Management’s Discussion and Analysis of Financial Condition . . .  , page 64
Liquidity and Capital Resources, page 88

9.                                       We note your response to prior comment 20 in our letter dated June 30, 2011.  Given that your cash and short-term investments balances held in foreign entities for the referenced periods were the total of your cash and cash equivalents balances, please further discuss your ability to meet obligations from domestic cash flows.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 88 to discuss the Registrant’s ability to meet obligations from domestic cash flows.

10.                                 We note your response to prior comment 43 in our letter dated June 30, 2011.  Please disclose and discuss the 12% cumulative preferred stock dividend that will required to be paid by Atkore Group, your parent, including if and how you may be required to fund the dividends and how that would impact your liquidity.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 91 to include a discussion of potential dividend declaration and distribution related to the cumulative preferred stock in Management’s Discussion and Analysis.

Critical Accounting Policies, page 92
Pension and Postretirement Benefits, page 94

11.                                 We note your response to prior comment 25 in our letter dated June 30, 2011.  Given that the discount rate decreased significantly from fiscal 2009 to 2010, please disclose and discuss how this decrease impacted your plan estimates and operating results.

In response to the Staff’s comment, the Registrant advises the Staff that the decrease in the discount rate does not have a material impact on the plan estimates or operating results. The Registrant has revised its disclosure on page 94 to include the impact of the decrease in the discount rate impacted the Registrant’s plan estimates and operating results.

Financial Statements

12.                                 Please include audited financial statements of Atkore International Holdings Inc., the registrant, as required by Article 3 of Regulation S-X.

In response to the Staff’s comment, the Registrant advises the Staff that the Registrant believes that it has provided in the Registration Statement all required financial statements, including audited financial statements, of the Registrant required by Article 3 of Regulation S-X.  As disclosed in the prospectus (e.g., p. 6 under “Summary—Presentation of Financial Information” and p. F-51 in Note 1 to the Unaudited Financial Statements), the Electrical and Metal Products Business of Tyco International Ltd. (the “Predecessor”) is the “predecessor” (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) to the Registrant.  The Registrant “succeeded” (as defined in Rule 405 under the Securities Act) to substantially all of the going business of the Predecessor, and the Registrant had no operations before such succession.  See Section 1170.1, Division of Corporation Finance Financial Reporting Manual (Updated Sept. 1, 2011).

Financial information of the Predecessor has been provided in the Registration Statement as is required for all periods before such succession, with no lapse in audited periods or omission of other information required about the Registrant.  See Section 1170.2, Division of Corporation Finance Financial Reporting Manual (Updated Sept. 1, 2011).  As required by Regulation S-X Item 3-01(a), audited balance sheets of the Predecessor have been provided in the Registration Statement as of the end of each of the two most recent fiscal years, i.e., September 24, 2010 and September 25, 2009.  In addition, an interim balance sheet of the Registrant has been provided as required by Regulation S-X Item 3-01(e).  Similarly, audited annual statements of income and cash flows of the Predecessor for each of the three fiscal years preceding the date of the most recent audited balance sheet have been provided as required by Regulation S-X Item 3-02(a).  Interim statements of income and cash flows of the Registrant have also been provided as required by Regulation S-X Item 3-02(b).  As a result, the financial statements provided in the Registration Statement are collectively ‘as of’ all dates and

‘for’ all periods required by Article 3 of Regulation S-X.  See Section 1170.2, Division of Corporation Finance Financial Reporting Manual (Updated Sept. 1, 2011).

Finally, the Registrant has considered the requirement of the second sentence of Regulation S-X Item 3-01(a) (and any related requirement for audited statements of income and cash flows under Regulation S-X 3-02(a)) as well as the Staff’s guidance in Section 1220.4 (“Newly Formed Registrant which does not have Predecessor Operations”), Division of Corporation Finance Financial Reporting Manual (Updated Sept. 1, 2011).  Since the Registrant has “predecessor operations,” the Registrant is of the view that the second sentence of Regulation S-X Item 3-01(a) is not applicable.  The Registrant further notes the language of Regulation S-X Item 3-02(a) which (i) refers in the disjunctive to the audited statements of income and cash flow required and (ii) includes “predecessors” in determining the period a registrant has been in existence:

“There shall be filed, for the registrant and its subsidiaries consolidated and for its predecessors, audited statements of income and cash flows for each of the three fiscal years preceding the dated of the most recent audited balance sheet being filed or such shorter period as the registrant (including predecessors) has been in existence” [emphasis added].

Unaudited Financial Statements of Atkore International Holdings Inc. General

13.                                 We note your response to prior comment 43 in our letter dated June 30, 2011.  Please include a discussion of the significant terms of Atkore Group’s 12% cumulative preferred stock in your financial statements, including any potential requirement to fund future dividends.

In response to the Staff’s comment, the Registrant has revised its disclosure to include a discussion of potential dividend declaration and distribution related to the cumulative preferred participating convertible stock in Note 2 of the Unaudited Financials on page F-55.

Note 2. Acquisitions, page F-54

14.                                 We note your responses to prior comments 14 and 45 in our letter dated June 30, 2011.  It remains unclear to us why you included the $15 million fee paid to Tyco as purchase price consideration.  Please more fully explain the specific nature of the costs that the fees paid to Tyco and CD&R were meant to reimburse.  Also, please explain if Tyco provided any assistance in the debt issuances.

In response to the Staff’s comment, the Registrant advises the Staff that the $15 million of fees paid to Tyco were for consulting, advisory, financial and other services, including for the following services: (a) the preparation, negotiation, execution and delivery of the Investment Agreement,  (b) the retention of legal, accounting, insurance, investment banking, financial and other advisors and consultants in connection with the investment by CD&R in Atkore Group (the “Investment”) and (c) the structuring, implementation and consummation of the Investment.  These are expenses and services typically undertaken by a seller to consummate transactions such as the Investment and the payment was based on the Investment Agreement and occurred simultaneously with the closing of the Transactions.  Tyco did not pay any acquisition-related costs on behalf of CD&R.  As such, the fees paid to Tyco were not acquisition-related or other costs of the acquirer. Rather, the fees were paid to Tyco as the seller of an interest in Atkore Group for its effort in connection with the Investment and therefore were treated as additional purchase consideration paid.

An additional $15 million in fees was paid to CD&R for consulting, advisory, financial and other services including for the following services: (a) the preparation, negotiation, execution and delivery of the Investment Agreement, (b) the retention of legal, accounting, insurance, investment banking, financial and other advisors and consultants in connection with the Investment, (c) the preparation, negotiation, execution and delivery of equity commitment letters, fee and engagement letters, registration rights agreements and agreements, instruments and documents relating to the financing of the Investment, (d) the preparation and circulation of information and offering memoranda and other materials in connection with the financing of the Investment and (e) the structuring, implementation and consummation of the Investment.  As previously described in the Registrant’s response to the Staff’s comment letter of June 30, 2011, these fees were allocated between acquisition-related costs and debt issuance costs.

In response to the Staff’s comment, the Registrant advises the Staff that Tyco did not provide assistance with respect to the debt financing in connection with the Transactions.

15.                                 We note your response to prior comment 46 in our letter dated June 30, 2011.  Please disclose the underlying reasons for goodwill being recognized in the Transactions.

In response to the Staff’s comment, the Registrant has revised Note 2 of the Unaudited Financials on page F-57.

14.  Commitments and Contingencies, page F-68

16.                                 We note your response to prior comment 50 in our letter dated June 30, 2011.  Please disclose the range of reasonably possible losses in excess of the amounts accrued or, if appropriate, state that the range is not material to your financial statements.  We note your disclosure regarding your assessment of the outcome of the proceedings, but it is unclear if this contemplates the range of reasonably possible losses.

In response to the Staff’s comment, the Registrant has revised its disclosure in Note 14 on page F-69 related to the ABF II anti-microbial coated sprinkler litigation to include a range of reasonably possible losses.

17.                                 We have reviewed your response to prior comment 51 in our letter dated June 30, 2011.  While we note you do not believe it is probable that you will incur a liability related to your tax matters in Brazil, it continues to be unclear to us what consideration you have given to disclosing the range of reasonably possible losses.  Please disclose this range or, if you are unable to estimate a range, disclose that fact and please explain to us why.

In response to the Staff’s comment, the Registrant advises the Staff that the Registrant believes that a loss is not probable or reasonably estimable, and thus no reserve has been established and no range of reasonably possible losses has been disclosed.  In addition, the Registrant has maintained and updated the Registrant’s disclosure regarding the tax matters in Brazil consistent with the Registrant’s practice for disclosures of contingencies because of this uncertainty.  The Registrant has revised its disclosure in Note 14 on page F-69 related to the tax matters in Brazil to state that it cannot estimate a range of reasonably possible losses as it is in the early stages of evaluating the Brazilian government's allegations.

18.                                 We note your response to prior comment 53 in our letter dated June 30, 2011.  It continues to be unclear to us what consideration you have given to disclosing a range of reasonably possible losses.  Please explain.  Please be advised that these amounts are different from probable losses that are required to be accrued in your financial statements.  Reference ASC 450.

In response to the Staff’s comment, the Registrant has revised its disclosure in Note 14 on page F-69 to include a range of reasonably possible losses.

Note 18.  Guarantor Financial Information, page F-77

19.                                 We note your response to prior comment 54 in our letter dated June 30, 2011.  Please clarify, if accurate, that each guarantor subsidiary is “100% owned” as required by Rule 3-10 of Regulation S-X.  Also, please clarify here and on page 13 that the collateral for the notes does not include the capital stock of any subsidiary to the extent that the pledge of such stock would result in a requirement to file separate financial statements under Rule 3-16 of Regulation S-X.

In response to the Staff’s comment, the Registrant advises the Staff that each guarantor subsidiary is 100% owned as required by Rule 3-10 of Regulation S-X.  In addition, the Registrant has revised the disclosure on page 14 and on page F-77.

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* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:                                 Patricia Armelin

Anne McConnell

Chambre Malone

Securities and Exchange Commission

Karl J. Schmidt

Chad Pisha

Atkore International Holdings Inc.

Enclosures